================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                              WOOLWORTH CORPORATION
                                (Name of Issuer)

 Common Stock, par value $.01 per share                   980883 10 2
   (Title of class of securities)                        (CUSIP number)

                           Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                     New York, New York 10172 (212) 350-5100
   (Name, address and telephone number of person authorized to receive notices and communications)

                                January 3, 1997
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

================================================================================

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                      13D               Page 2 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                           GREENWAY PARTNERS, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO.                      13-3714238
      OF ABOVE PERSON

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:                            WC, OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e):                                                  [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

--------------------------------------------------------------------------------
        NUMBER OF                   7    SOLE VOTING POWER:            1,450,700
         SHARES
                                 -----------------------------------------------
      BENEFICIALLY                  8    SHARED VOTING POWER:                  0
        OWNED BY
                                 -----------------------------------------------
          EACH                      9    SOLE DISPOSITIVE POWER:       1,450,700
        REPORTING
                                 -----------------------------------------------
       PERSON WITH                 10    SHARED DISPOSITIVE POWER:             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         1,450,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   1.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON:                                     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                       13D               Page 3 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                          GREENTREE PARTNERS, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO.                      13-3752875
      OF ABOVE PERSON

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS:                            WC, OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e):                                                     [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION:                         Delaware

--------------------------------------------------------------------------------
         NUMBER OF                   7    SOLE VOTING POWER:             750,000
          SHARES
                                  ----------------------------------------------
       BENEFICIALLY                  8    SHARED VOTING POWER:                 0
         OWNED BY
                                  ----------------------------------------------
           EACH                      9    SOLE DISPOSITIVE POWER:        750,000
         REPORTING
                                  ----------------------------------------------
        PERSON WITH                 10    SHARED DISPOSITIVE POWER:            0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           750,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   0.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON:                                     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                       13D               Page 4 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                          GREENHOUSE PARTNERS, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO.                         13-3793447
     OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                            WC, AF, OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e):                                                      [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION:                         Delaware

--------------------------------------------------------------------------------
        NUMBER OF                   7    SOLE VOTING POWER:                    0
         SHARES
                                 -----------------------------------------------
      BENEFICIALLY                  8    SHARED VOTING POWER:          1,450,700
        OWNED BY
                                 -----------------------------------------------
          EACH                      9    SOLE DISPOSITIVE POWER:               0
        REPORTING
                                 -----------------------------------------------
       PERSON WITH                 10    SHARED DISPOSITIVE POWER:     1,450,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          1,450,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    1.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                                     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                       13D               Page 5 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                              GREENHUT, L.L.C.
     S.S. OR I.R.S. IDENTIFICATION NO.                        13-3793450
     OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                            WC, AF, OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e):                                                   [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

--------------------------------------------------------------------------------
        NUMBER OF                   7    SOLE VOTING POWER:                    0
         SHARES
                                 -----------------------------------------------
      BENEFICIALLY                  8    SHARED VOTING POWER:            750,000
        OWNED BY
                                 -----------------------------------------------
          EACH                      9    SOLE DISPOSITIVE POWER:               0
        REPORTING
                                 -----------------------------------------------
       PERSON WITH                 10    SHARED DISPOSITIVE POWER:       750,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:            750,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    0.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                                     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                       13D               Page 6 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                             GREENBELT CORP.
     S.S. OR I.R.S. IDENTIFICATION NO.                      13-3791931
     OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                            OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e):                                                   [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

--------------------------------------------------------------------------------
        NUMBER OF                   7    SOLE VOTING POWER:            4,871,222
         SHARES
                                 -----------------------------------------------
      BENEFICIALLY                  8    SHARED VOTING POWER:                  0
        OWNED BY
                                 -----------------------------------------------
          EACH                      9    SOLE DISPOSITIVE POWER:       4,871,222
        REPORTING
                                 -----------------------------------------------
       PERSON WITH                 10    SHARED DISPOSITIVE POWER:             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         4,871,222
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   3.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON:                                     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                       13D               Page 7 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                            GREENSEA OFFSHORE, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                            WC, OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e):                                                      [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                        Cayman Islands

--------------------------------------------------------------------------------
        NUMBER OF                   7    SOLE VOTING POWER:            1,000,000
         SHARES
                                 -----------------------------------------------
      BENEFICIALLY                  8    SHARED VOTING POWER:                  0
        OWNED BY
                                 -----------------------------------------------
          EACH                      9    SOLE DISPOSITIVE POWER:       1,000,000
        REPORTING
                                 -----------------------------------------------
       PERSON WITH                 10    SHARED DISPOSITIVE POWER:             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          1,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    0.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                                     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                       13D               Page 8 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                          GREENHUT OVERSEAS, L.L.C.
     S.S. OR I.R.S. IDENTIFICATION NO.                       13-3868906
     OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                            WC, AF, OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e):                                                   [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

--------------------------------------------------------------------------------
        NUMBER OF                   7    SOLE VOTING POWER:                    0
         SHARES
                                 -----------------------------------------------
      BENEFICIALLY                  8    SHARED VOTING POWER:          1,000,000
        OWNED BY
                                 -----------------------------------------------
          EACH                      9    SOLE DISPOSITIVE POWER:               0
        REPORTING
                                 -----------------------------------------------
       PERSON WITH                 10    SHARED DISPOSITIVE POWER:     1,000,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          1,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    0.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                                     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                       13D               Page 9 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                               ALFRED D. KINGSLEY
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                            PF, AF, OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e):                                                      [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

--------------------------------------------------------------------------------
        NUMBER OF                   7    SOLE VOTING POWER:                    0
         SHARES
                                 -----------------------------------------------
      BENEFICIALLY                  8    SHARED VOTING POWER:          8,071,922
        OWNED BY
                                 -----------------------------------------------
          EACH                      9    SOLE DISPOSITIVE POWER:               0
        REPORTING
                                 -----------------------------------------------
       PERSON WITH                 10    SHARED DISPOSITIVE POWER:     8,071,922
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          8,071,922
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                                     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 980883 10 2                      13D               Page 10 of 19 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                             GARY K. DUBERSTEIN
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:                            PF, AF, OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e):                                                      [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
        NUMBER OF                   7    SOLE VOTING POWER:                    0
         SHARES
                                 -----------------------------------------------
      BENEFICIALLY                  8    SHARED VOTING POWER:          8,071,922
        OWNED BY
                                 -----------------------------------------------
          EACH                      9    SOLE DISPOSITIVE POWER:               0
        REPORTING
                                 -----------------------------------------------
       PERSON WITH                 10    SHARED DISPOSITIVE POWER:     8,071,922
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          8,071,922
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                    6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                                     IN
--------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Statement") relating to the common stock, par value $.01 per share (the "Shares"), of Woolworth Corporation, a New York corporation (the "Company"), filed by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise indicated, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filing of the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following applies to purchases of Shares not previously reported on the
Statement:

     Accounts managed by Greenbelt purchased an aggregate of 40,000 Shares for total consideration (including brokerage commissions) of $446,600 derived from capital in the managed accounts and margin indebtedness from Bear, Stearns & Co. Inc.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 is amended to add the following:

     On January 3, 1997, Greenway submitted the following proposal and supporting statement (the "Dividend Proposal") to the Company for inclusion by the Company in its Proxy Statement for the 1997 Annual Meeting of Shareholders, which is expected to be held in June 1997:

          "RESOLVED, that shareholders hereby request and recommend that the Board of Directors reinstate a cash dividend payable on the shares of Common Stock of Woolworth Corporation."

          "Until recently, Woolworth had a long and proud tradition of paying dividends. The 1994 Annual Report stated: "Cash dividends have been paid to common shareholders every quarter since 1912." That 83 year tradition ended in April 1995 when the dividend to common shareholders was eliminated completely. But, Woolworth today is a far stronger company. A dividend--even a nominal one of ten or twelve cents per quarter-- will show the market that the management of Woolworth has confidence in the strength of the turnaround.

          "In addition, reinstating a dividend would increase the universe of potential purchasers of Woolworth Common Stock. Many institutions are precluded by their bylaws from owning common stocks which pay no cash dividends. But, that prohibition disappears if even just a nominal dividend is paid. Moreover, Woolworth has the distinction of being one of the 30 stocks in the Dow Jones Industrial Average (DJIA). Besides the prestige factor, there is the practical advantage of being a part of an index whose securities are often purchased by major institutional buyers. Of the 30 stocks in the DJIA, all but Woolworth and Bethlehem Steel pay a dividend. We believe that reinstating a dividend will help Woolworth remain a part of the DJIA.

          "Some investment bankers may extol the virtues of stock buybacks as a means to improve share performance instead of dividend increases. In our opinion, that approach is best suited for companies which already pay some cash dividend. Therefore, if given a choice, we would favor first reinstating a dividend at Woolworth. No doubt, many shareholders would welcome the cash income stream. In particular, we believe that retiree shareholders on fixed incomes--including those who dedicated their working careers to Woolworth-- would favor a cash dividend.

          "The proponent and its affiliates together own six percent of the Common Stock, which is over 8,000,000 shares. We are long-term investors who take our investment in Woolworth very seriously. At last year's Annual Meeting, we sponsored the resolution to spin-off Foot Locker as a separate public company. Although we continue to believe that

     Woolworth will do even better once a spin-off occurs, we acknowledge that the company's fortunes have improved dramatically. Not only has Foot Locker continued to excel, but other parts of the business are beginning to show signs of a turnaround. Success at Woolworth should be signaled to the market and shareholders alike by reinstating a dividend.

          "We urge all shareholders to join us in asking management to reinstate a dividend. Consistent with the proxy rules, the dividend proposal is couched as a recommendation to the Board and its passage cannot compel action. However, a substantial shareholder vote in favor should, in our opinion, be regarded as a mandate to reinstate a dividend. SEND THAT MESSAGE TO THE BOARD BY VOTING FOR THE REINSTATEMENT OF A CASH DIVIDEND."

     The Reporting Persons intend to communicate with other shareholders and interested parties concerning the Company and to solicit support for the Dividend Proposal.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Amendment No. 1, the Reporting Persons beneficially owned in the aggregate 8,071,922 Shares constituting 6.0% of the outstanding Shares (the percentage of Shares owned being based upon 133,985,633 Shares outstanding at November 23, 1996 as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 26, 1996). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

                                                    APPROXIMATE PERCENTAGE
        NAME             NUMBER OF SHARES            OF OUTSTANDING SHARES
        ----             ----------------            ---------------------
      Greenway               1,450,700                      1.1%
      Greentree                750,000                      0.6%
      Greenbelt              4,871,222                      3.6%
      Greensea               1,000,000                      0.7%

     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to own beneficially Shares which Greenhouse may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

     Greenhut, as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to own beneficially Shares which Greenhut may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

     Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to own beneficially Shares which Greenhut Overseas may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

     Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenbelt owns beneficially. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

     (b) Greenway has the sole power to vote or direct the vote of 1,450,700 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greentree has the sole power to vote or direct the vote of 750,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Messrs. Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greensea has the sole power to vote or direct the vote of 1,000,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greenbelt has the sole power to vote or direct the vote of 4,871,222 Shares held in managed accounts and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     (c) Information concerning transactions in the Shares by the Reporting Persons since the most recent filing of the Statement is set forth in Exhibit 1 attached hereto.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt will be delivered into each such respective account. No such individual account has an interest in more than five percent of the class of outstanding Shares.

     (e) Not applicable.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     1. Information concerning transactions in the Shares effected by the Reporting Persons since the most recent filing of the Statement.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   January 6, 1997

GREENHOUSE PARTNERS, L.P.          GREENWAY PARTNERS, L.P.
                                   By: Greenhouse Partners, L.P., its
                                         general partner
By:/s/ Gary K. Duberstein
    Gary K. Duberstein, general    By:/s/ Gary K. Duberstein
      partner                          Gary K. Duberstein, general partner

GREENHUT, L.L.C.                   GREENTREE PARTNERS, L.P.
                                   By: Greenhut, L.L.C., its general partner
By:/s/ Gary K. Duberstein
     Gary K. Duberstein, Member    By:/s/ Gary K. Duberstein
                                       Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.          GREENSEA OFFSHORE, L.P.
                                   By: Greenhut Overseas, L.L.C., its investment
                                         general partner
By:/s/ Gary K. Duberstein
Gary K. Duberstein, Member         By:/s/ Gary K. Duberstein
                                       Gary K. Duberstein, Member

                                   GREENBELT CORP.

                                   By:/s/ Alfred D. Kingsley
                                       Alfred D. Kingsley, President


                                   /s/ Alfred D. Kingsley
                                       Alfred D. Kingsley

                                   /s/ Gary K. Duberstein
                                       Gary K. Duberstein

                                 EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

         1. Information concerning transactions in the Shares effected by the Reporting Persons since the most recent filing of the Statement.